UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 395th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 18th, 2019

1.          DATE, TIME AND PLACE: At 9:00 a.m., on December 18th 2019, at Gustavo Armbrust Street, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, state of São Paulo.

2.          CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.          ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaws.

4.          PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.          MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and with the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of Resolution N. 2019378-C, the favorable vote to its representatives in the deliberative bodies of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”) for the approval:

(a) of the credit risk limit of CPFL Brasil portfolio, including the portfolio of CPFL Planalto,; and

(b) of the credit risk limit for CPFL Brasil Varejista

(iii) To approve, in terms of Resolution N. 2019371-C, the granting of a financial corporate guarantee by CPFL Energia to their subsidiaries as below, in the amount of up to R$ 7,392,000,000.00 (seven billion, three hundred and ninety-two million reais), or equivalent foreign currency, in the form of surety or warranty, whether it is requested; as well as to recommend the favorable vote to its representatives in the Deliberative Bodies of such subsidiaries for:

(a) approval of the funding plan, which shall be executed through the hiring of a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issuance, and/or other working capital operations, under the following conditions:

(a.i) with the guarantee of CPFL Energia; and

(a.ii) the sum of all the fundings hired by the subsidiaries may not exceed the approved overall amount of R$ 7,392,000,000.00 (seven billion, three hundred and ninety-two million reais), or equivalent quantity in other currencies;

(b) the hiring of the financing contract of Banco do Nordeste do Brasil ("BNB") for the SPG's of the Gameleira Complex (Costa das Dunas Energia S.A., Farol de Touros Energia S.A., Figueira Branca Energia S.A. and Gameleira Energia S.A.) in the amount of up to R$ 204,000,000.00 (two hundred and four million reais) with grace period up to 60 (sixty) months, maturity of up to 24 (twenty-four) years, monthly amortization and interests payment after grace period, as well as the hiring of bank guarantees, previously each disbursement, in the total amount of up to R$ 204,000,000.00 (two hundred and four million reais) with guarantee of CPFL Energia;

(b.i) the granting of a financial corporate guarantee by CPFL Renováveis in the amount of up to R$ 204,000,000.00 (two hundred and four million reais), considering the conditions set forth in item “b” of this resolution;

(b.ii) the conditions shown in this resolution to Board of Executive Officers and Board of Directors depends on final approval by Board of Executive Officers of BNB.

(c) the call notice to the necessary Shareholders Meetings for the subsidiaries in order to execute the mentioned operations.

(iv) To approve, in terms of Resolution N. 2019376-C, as well as to recommend the favorable vote to its representatives in the deliberative bodies of its Subsidiary Companies to execute of Agreements for Advance for Future Capital Increases (“AFAC”) which conditions and limits are described in the Corporate Documents filed on Company headquarter, and also to recommend the favorable vote to its representatives in the Shareholders'/Quotaholders’ Meeting of such subsidiaries for the capitalization/subscription of AFACs, at one or more Shareholders'/Quotaholders’ Meeting for the execution of Amendments to the Bylaws/Articles of Association, of the AFACs raised until the next Shareholders'/Quotaholders’ Meeting of the Company that received the AFAC, upon subscription and payment of new shares/quotas, within the limit of the AFAC raised until the moment of the call, considering the capital injection, the nominal or equity value of the share/quota at the capitalization date.

(v) To approve, in terms of Resolution N. 2019375-C, the Advances for Future Capital Increases (“AFAC”) paid by CPFL Energia, when applicable, as well as to recommend the favorable vote to its representatives at the deliberative bodies of the below mentioned Subsidiaries Companies for the approval of Advances for Future Capital Increases (“AFAC”) according to item “a”; and the approval of the Amedments to Bylaws to reflect the Capital Increases resulting of the capitalization of AFACs, according to item “b”, as follows:

(a) the Advances for Future Capital Increases (“AFAC”), already executed and to be executed until December 31st,, 2019, in the maximum amount abovementioned in item “a”, in one or more installments, according to cash needs of the receipt company and the availability of cash of the company that will send the money, as follows :

(a.i) R$ 1,080,200.00 (one million, eighty thousand and two hundred reais), sent by Eólica Holding to its direct subsidiary Campo dos Ventos II;

(a.ii) R$ 39,000,000.00 (thirty-nine million reais), sent by CPFL Renováveis to its direct subsidiary SPE BOA VISTA 2 ENERGIA S/A (“Boa Vista 2”);

(a.iii) R$ 3,922,000.00 (three million, nine hundred and twenty-two thousand reais), sent by CPFL Renováveis to its direct subsidiary SPE Cherobim;

(a.iv) R$ 53,000.00 (fifty-three thousand reais), sent by CPFL Renováveis to its direct subsidiary SPE Baixa Verde;

(a.v) R$ 20,000.00 (twenty thousand reais), sent by CPFL Renováveis to its direct subsidiary SPE Cajueiro;

(a.vi) R$ 17,589,219.86 (seventeen million, five hundred eighty-nine thousand, two hundred nineteen reais and eighty-six cents), sent by CPFL Renováveis to its direct subsidiary SPE Costa das Dunas;

(a.vii) R$ 16,209,664.89 (sixteen million, two hundred and nine thousand, six hundred and sixty-four reais and eighty-nine cents), sent by CPFL Renováveis to its direct subsidiary SPE Farol de Touros;

(a.viii) R$ 8,432,109.93 (eight million, four hundred and thirty-two thousand, one hundred and nine reais and ninety-three cents), sent by CPFL Renováveis to its direct subsidiary SPE Figueira Branca;

(a.ix) R$ 11,248,387.41 (eleven million, two hundred and forty-eight thousand, three hundred and eighty-seven reais and forty-one cents), sent by CPFL Renováveis to its direct subsidiary SPE Gameleira;

(a.x) R$ 65,000.00 (sixty-five thousand reais), sent by CPFL Renováveis to its direct subsidiary SPE Navegantes;

(a.xi) R$ 2,093,000.00 (two million and ninety-three thousand reais), sent by CPFL Renováveis to its direct subsidiary Atlântica IV;

(a.xii) R$ 121,500.00 (one hundred and twenty-one thousand and five hundred reais), sent by Desa Eólicas to its direct subsidiary Morro dos Ventos IV;

(a.xiii) R$ 585,200.00 (five hundred and eighty-five thousand and two hundred reais), sent by Desa Eólicas to its direct subsidiary Eurus I;

(a.xiv) R$ 2,570,600.00 (two million, five hundred seventy thousand and six hundred reais), sent by Desa Eólicas to its direct subsidiary Morro dos Ventos I;

(a.xv) R$ 1,082,900.00 (one million, eighty-two thousand and nine hundred reais), sent by Desa Eólicas to its direct subsidiary DESA Morro dos Ventos VI;

(a.xvi) R$ 123,115,000.00 (one hundred and twenty-three million, one hundred and fifteen thousand reais), sent by CPFL Renováveis to its direct subsidiary PCH HOLDING 2 S.A. (“PCH Holding 2”);

(a.xvii) R$ 617,000.00 (six hundred and seventeen thousand reais), sent by CPFL Renováveis to its direct subsidiary Eólica Holding;

(a.xviii) R$ 5,200,200.00 (five million, two hundred thousand and two hundred reais), sent by Dobrevê Energia to its direct subsidiary Desa Eólicas;

(a.xix) R$ 1,157,000.00 (one million, one hundred and fifty-seven thousand reais), sent by CPFL Renováveis to its direct subsidiary Dobrevê Energia;

(a.xx) R$ 25,716,983.95 (twenty-five million, seven hundred and sixteen thousand, nine hundred eighty-three reais and ninety five cents) sent by CPFL Geração to its direct subsidiary CPFL Transmissão Maracanaú S.A. (“CPFL Transmissão Maracanaú”);

(a.xxi) R$ 13,445,836.30 (thirteen million, four hundred and forty-five thousand, eight hundred and thirty-six reais and thirty cents) sent by CPFL Geração to its direct subsidiary CPFL Transmissão Sul I S.A. (“CPFL Transmissão Sul I”);

(a.xxii) R$ 25,645,830.70 (twenty-five million, six hundred and forty-five thousand, eight hundred thirty reais and seventy cents) sent by CPFL Geração to its direct subsidiary CPFL Transmissão Sul II S.A. (“CPFL Transmissão Sul II”);

(a.xxiii) R$ 26,878,100.00 (twenty-six million, eight hundred and seventy-eight thousand and one hundred reais) send by CPFL Renováveis to its direct subsidiary SPE Turbina 17 Energia S.A. (“SPE Turbina 17”).

(a.xxiv) R$ 14,160,414.00 (fourteen million, one hundred and sixty thousand, four hundred and fourteen reais) to be sent by CPFL Energia to its controlled company CPFL Eficiência;

(b) The capital increased through the capitalization of AFAC in the maximum amounts mentioned in item “a” above mentioned, for the Controlled Companies listed below, in one or more Shareholders’ General Meetings/ Amendments to Articles of Association of the receipt company, reflecting the subscription and payment of new shares or quotas as appropriate, in the limited amount of AFAC paid until the call notice, considering the shares’ patrimonial value in the day of the paid up in the stock company’s capital increase, as follows :

(b.i) the capital increase of Campo dos Ventos II by R$ 1,080,200.00 (one million, eighty thousand and two hundred reais), with the issuance of 1,215,373 (one million, two hundred, fifteen thousand, three hundred and seventy-three) new nominative common shares without nominal value, to be paid up by Eólica Holding, with the resignation by the shareholder PCH Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Campo dos Ventos II, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 45,321,600.00 (forty-five million, three hundred, twenty-one thousand and six hundred reais), represented by 50,993,015 (fifty million, nine hundred, ninety-three thousand, fifteen) nominative common shares without nominal value, will be updated in the total amount of R$ 46,401,800 (forty-six million, four hundred, one thousand and eight hundred reais), represented by 52,208,388 (fifty-two million, two hundred, eight thousand, three hundred and eighty-eight) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Campo dos Ventos II shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is forty-six million, four hundred, one thousand and eight hundred reais (R$ 46,401,800.00), represented by 52,208,388 (fifty-two million, two hundred, eight thousand, three hundred and eighty-eight) nominative common shares without nominal value.”

(b.ii) the capital increase of SPE Boa Vista 2 by R$ 39,000,000.00 (thirty and nine million reais), with the issuance of 9,648,674 (nine million, six hundred and forty-eight thousand and six hundred and seventy-four) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder PCH Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Boa Vista 2 , conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 99,075,999.20 (ninety-nine million, seventy-five thousand and nine hundred  and ninety-nine reais and twenty cents), represented by 24,511,589 (twenty-four million five hundred and eleven thousand and five hundred and eighty-nine) nominative common shares without nominal value, will be updated in the total amount of R$ 138,075,999.20 (one hundred and thirty-eight million, seventy-five thousand and nine hundred and ninety-nine reais and twenty cents), represented by 34,160,263 (thirty-four million, one hundred and sixty thousand and two hundred sixty-three) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Boa Vista 2 shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is R$ 138,075,999.20 (one hundred and thirty- eight million, seventy-five thousand, nine hundred and ninety-nine reais and twenty cents), represented by 34,160,263 (thirty-four million, one hundred and sixty thousand and two hundred and sixty-three) nominative common shares without nominal value”

(b.iii) the capital increase of SPE Cherobim by R$ 3,922,000.00 (three million, nine hundred and twenty-two thousand reais), with the issuance of 6,114,073 (six million, one hundred, fourteen thousand and seventy-three) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder PCH Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Cherobim, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 6,498,100.64 (six million, four hundred, ninety-eight thousand, one hundred reais and sixty-four cents), represented by 10,130,000 (ten million, one hundred and thirty thousand) nominative common shares without nominal value, will be updated in the total amount of R$ 10,420,100.64 (ten million, four hundred, twenty thousand, one hundred reais and sixty-four cents), represented by 16,244,073 (sixteen million, two hundred, forty-four thousand, seventy-three) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Cherobim shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is ten million, four hundred, twenty thousand, one hundred reais and sixty-four cents (R$ 10,420,100.64), represented by 16,244,073 (sixteen million, two hundred, forty-four thousand, seventy-three) nominative common shares without nominal value.”

(b.iv) the capital increase of SPE Baixa Verde in the amount of up to R$ 55,789.47 (fifty-five thousand seven hundred eighty-nine reais and forty-seven cents), with the issuance of 66,377 (sixty-six thousand three hundred seventy-seven) new nominative common shares, by the issuance price of R$ 0.84049882, using credits related to Advances for Future Capital Increase (AFAC) in Brazilian currency, conditioned to the approval by the Board of Directors of CPFL Energia, considering that the shareholder CPFL Renováveis could subscribe 63,058 (sixty-three thousand and fifty-eight) new common shares without nominal value, totaling R$ 53,000.00 (fifty-three thousand reais), the capital and shares remaining could be subscribed and paid up by the minority shareholder in case he exercises his preference right. The Value mentioned shall be allocated to corporate capital account and the capital increase shall be reflected in the Article 5th of the SPE Baixa Verde’s Bylaws.

(b.v) the capital increase of SPE Cajueiro in the amount of up to R$ 21,052.63 (twenty-one million fifty-two thousand and sixty-three cents), with the issuance of 7,669 (seven thousand six hundred sixty-nine) new nominative common shares, by the issuance price of R$ 2,74511012, using credits related to Advances for Future Capital Increase (AFAC) in Brazilian currency, conditioned to the approval by the Board of Directors of CPFL Energia, considering that the shareholder CPFL Renováveis could subscribe 7,286 (seven thousand two hundred eighty-six) new common shares without nominal value, totaling R$ 20.000,00 (twenty thousand reais), the capital and shares remaining could be subscribed and paid up by the minority shareholder in case he exercises his preference right. The Value mentioned shall be allocated to corporate capital account and the capital increase shall be reflected in the Article 5th of the SPE Cajueiro’s Bylaws.

(b.vi) the capital increase of SPE Costa das Dunas in the amount of up to R$ 19,543,577.62 (nineteen million five hundred forty-three thousand five hundred seventy-seven reais and sixty two cents), with the issuance of 2.666.263 (two million six hundred sixty-six thousand two hundred sixty-three) new nominative common shares, by the issuance price of R$ 7,329951084, using credits related to Advances for Future Capital Increase (AFAC) in Brazilian currency, conditioned to the approval by the Board of Directors of CPFL Energia, considering that the shareholder CPFL Renováveis could subscribe 1,908,501 (one million nine hundred eight thousand five hundred and one ) new common shares without nominal value, totaling R$ 17,589,219.86 (seventeen million five hundred eighty-nine thousand two hundred nineteen reais and eighty-six cents), the capital and shares remaining could be subscribed and paid up by the minority shareholder in case he exercises his preference right. The Value mentioned shall be allocated to corporate capital account and the capital increase shall be reflected in the Article 5th of the SPE Costa das Dunas’s Bylaws.

(b.vii) the capital increase of SPE Farol de Touros in the amount of up to R$ 18,010,738.77 (eighteen million ten thousand seven hundred thirty-eight reais and seventy-seven cents), with the issuance of 16,765,507 (sixteen million seven hundred sixty-five thousand five hundred and seven) new nominative common shares, by the issuance price of R$ 1,07427344, using credits related to Advances for Future Capital Increase (AFAC) in Brazilian currency, conditioned to the approval by the Board of Directors of CPFL Energia, considering that the shareholder CPFL Renováveis could subscribe 13.320.319 (thirteen million three hundred twenty thousand three hundred and nineteen) new common shares without nominal value, totaling R$ 16,209,664.89 (sixteen million two hundred nine thousand six hundred sixty-four reais and eighty-nine), the capital and shares remaining could be subscribed and paid up by the minority shareholder in case he exercises his preference right. The Value mentioned shall be allocated to corporate capital account and the capital increase shall be reflected in the Article 5th of the SPE Farol de Touros Bylaws.

(b.viii) the capital increase of SPE Figueira Branca by R$ 8,432,109.93 (eight million, four hundred, thirty-two thousand, one hundred, nine reais and ninety-three cents), with the issuance of 6,791,594 (six million, seven hundred, ninety-one thousand, five hundred, ninety-four) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder PCH Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Figueira Branca, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 1,957,231.74 (one million, nine hundred, fifty-seven thousand, two hundred, thirty-one reais and seventy-four cents), represented by 1,576,441 (one million, five hundred, seventy-six thousand, four hundred and forty-one) nominative common shares without nominal value, will be updated in the total amount of R$ 10,389,341.67 (ten million, three hundred, eighty-nine thousand, three hundred, forty-one reais and sixty-seven cents), represented by 8,368,035 (eight million, three hundred, sixty-eight thousand and thirty-five) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Figueira Branca  shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is ten million, three hundred, eighty-nine thousand, three hundred, forty-one reais and sixty-seven cents (R$ 10,389,341.67), represented by 8,368,035 (eight million, three hundred, sixty-eight thousand and thirty-five) nominative common shares without nominal value.”

(b.ix) the capital increase of SPE Gameleira by R$ 11,248,387.41 (eleven million, two hundred, forty-eight thousand, three hundred, eighty-seven reais and forty-one cents), with the issuance of 10,798,767 (ten million, seven hundred, ninety-eight thousand, seven hundred and sixty-seven) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder PCH Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Gameleira, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 3,698,379.56 (three million, six hundred, ninety-eight thousand, three hundred, seventy-nine reais and fifty-six cents), represented by 3,550,548 (three million, five hundred, fifty thousand, five hundred and forty-eight) nominative common shares without nominal value, will be updated in the total amount of R$ 14,946,766.97 (fourteen million, nine-hundred, forty-six thousand, seven hundred, sixty-six reais and ninety-seven cents), represented by 14,349,315 (fourteen million, three hundred, forty-nine thousand, three hundred and fifteen) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Gameleira shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is fourteen million, nine hundred, forty-six thousand, seven hundred, sixty-six reais and ninety-seven cents (R$ 14,946,766.97), represented by 14,349,315 (fourteen million, three hundred, forty-nine thousand, three hundred and fifteen reais) nominative common shares without nominal value.”

(b.x) the capital increase of SPE Navegantes in the amount of up to R$ 68.421,05 (sixty-eight thousand four hundred twenty-one reais and five cents), with the issuance of 1.095.856 (one million ninety-five thousand eight hundred fifty-six)  new nominative common shares, by the issuance price of R$ 0.06243615, using credits related to Advances for Future Capital Increase (AFAC) in Brazilian currency, conditioned to the approval by the Board of Directors of CPFL Energia, considering that the shareholder CPFL Renováveis could subscribe 1.041.063 (one million, forty-one thousand sixty-three) new common shares without nominal value, totaling R$ 65.000,00 (sixty-five reais), the capital and shares remaining could be subscribed and paid up by the minority shareholder in case he exercises his preference right. The Value mentioned shall be allocated to corporate capital account and the capital increase shall be reflected in the Article 5th of the SPE Navegantes’s Bylaws.

(b.xi) the capital increase of Atlântica IV by R$ 2,093,000.00 (two million and ninety-three thousand reais), with the issuance of 20,980,678 (twenty million, nine hundred and eighty thousand and six hundred and seventy-eight) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder Eólica Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Atlântica IV, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 43,688,350.00 (forty three million, six hundred and eighty-eight thousand and three hundred and fifty reais), represented by 437,941,329 (four hundred and thirty-seven million, nine hundred and forty-one thousand and three hundred and twenty-nine) nominative common shares without nominal value, will be updated in the total amount of R$ 45,781,350.00 (forty-five million, seven hundred and eighty one thousand and three hundred and fifty reais ), represented by 458,922,007 (four hundred and fifty-eight million, nine hundred and twenty-two thousand and seven) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Atlântica IV shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is R$ 45,781,350.00 (forty five million, seven hundred and eighty-one thousand and three hundred and fifty reais), represented by 458,922,007 (four hundred and fifty-eight million, nine hundred and twenty-two thousand and seven) nominative common shares without nominal value”;

(b.xii) the capital increase of Morro dos Ventos IV by R$ 121,500.00 (one hundred, twenty-one thousand and five hundred reais), with the issuance of 93,679 (ninety-three thousand, six hundred and seventy-nine) new nominative common shares without nominal value, to be paid up by Desa Eólicas, with the resignation by the shareholder WF1 Holding S.A. ("WF1 Holding") for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in DESA Morro dos Ventos IV, conditioned to the approval by the Board of Directors of CPFL Energia.l Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 40,487,854.81 (forty million, four hundred, eighty-seven thousand, eight hundred, fifty-four reais and eighty-one cents), represented by 31,216,847 (thirty-one million, two hundred, sixteen thousand, eight hundred and forty-seven) nominative common shares without nominal value and 40,000 (forty thousand) nominative preferred shares without nominal value, will be updated in the total amount of R$ 40,609,354.81 (forty million, six hundred, nine thousand, three hundred, fifty-four reais and eighty-one cents), represented by 31,310,526 (thirty-one million, three hundred, ten thousand, five hundred and twenty-six) nominative common shares without nominal value and 40,000 (forty thousand) nominative preferred shares without nominal value. Thus, the Article 5th of the Bylaws of DESA Morro dos Ventos IV shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is forty million, six hundred, nine thousand, three hundred, fifty-four reais and eighty-one cents (R$ 40,609,354.81), represented by 31,310,526 (thirty-one million, three hundred, ten thousand, five hundred and twenty-six) nominative common shares without nominal value and 40,000 (forty thousand) nominative preferred shares without nominal value”.

(b.xiii) the capital increase of Eurus I by R$ 585,200.00 (five hundred, eighty-five thousand and two hundred reais), with the issuance of 308,760 (three hundred, eight thousand, seven hundred and sixty) new nominative common shares without nominal value, to be paid up by Desa Eólicas, with the resignation by the shareholder WF1 Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Desa Eurus I, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 44,310,355.68 (forty-four million, three hundred, ten thousand, three hundred, fifty-five reais and sixty-eight cents), represented by 23,378,816 (twenty-three million, three hundred, seventy-eight thousand, eight hundred and sixteen) nominative common shares without nominal value, will be updated in the total amount of R$ 44,895,555.68 (forty-four million, eight hundred, ninety-five thousand, five hundred, fifty-five reais and sixty-eight cents), represented by 23,687,576 (twenty-three million, six hundred, eighty-seven thousand, five hundred and seventy-six) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Desa Eurus I shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is forty-four million, eight hundred, ninety-five thousand, five hundred, fifty-five reais and sixty-eight cents (R$ 44,895,555.68), represented by 23,687,576 (twenty-three million, six hundred, eighty-seven thousand, five hundred and seventy-six) nominative common shares without nominal value.”

(b.xiv) the capital increase of Morro dos Ventos I by R$ 2,570,600.00 (two million, five hundred, seventy thousand and six hundred reais), with the issuance of 1,806,096 (one million, eight hundred, six thousand and ninety-six reais) new nominative common shares without nominal value, to be paid up by Desa Eólicas, with the resignation by the shareholder WF1 Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in DESA Morro dos Ventos I, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 44,571,454.35 (forty-four million, five hundred, seventy-one thousand, four hundred, fifty-four reais and thirty-five cents), represented by 31,315,781 (thirty-one million, three hundred, fifteen thousand, seven hundred and eighty-one) nominative common shares without nominal value, will be updated in the total amount of R$ 47,142,054.35 (forty-seven million, one hundred, forty-two thousand, fifty-four reais and thirty-five cents), represented by 33,121,877 (thirty-three million, one hundred, twenty-one thousand, eight hundred and seventy-seven) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of DESA Morro dos Ventos I shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is forty seven million one hundred, forty-two thousand, fifty-four reais and thirty-five cents (R$ 47,142,054.35), represented by 33,121,877 (thirty-three million, one hundred, twenty-one thousand, eight hundred and seventy-seven) nominative common shares without nominal value”.

(b.xv) the capital increase of Morro dos Ventos VI by R$ 1,082,900 (one million, eighty-two thousand and nine hundred reais), with the issuance of 1,015,134 (one million, fifteen thousand, one hundred and thirty-four) new nominative common shares without nominal value, to be paid up by Desa, with the resignation by the shareholder WF1 Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in DESA Morro dos Ventos VI, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 56,557,958.81 (fifty-six million, five hundred, fifty-seven thousand, nine hundred, fifty-eight reais and eighty-one cents), represented by 53,018,666 (fifty-three million, eighteen thousand, six hundred and sixty-six) nominative common shares without nominal value, will be updated in the total amount of R$ 57,640,858.81 (fifty-seven million, six hundred, forty thousand, eight hundred, fifty-eight reais and eighty-one cents), represented by 54,033,800 (fifty-four million, thirty-three thousand and eight hundred) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of DESA Morro dos Ventos VI shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is fifty seven million, six hundred, forty thousand, eight hundred, fifty-eight reais and eighty-one cents (R$ 57,640,858.81), represented by 54,033,800 (fifty-four million, thirty-three thousand and eight hundred) nominative common shares without nominal value”.

(b.xvi) the capital increase of PCH Holding 2 by R$ 123,115,000.00 (one hundred and twenty three million, one hundred and fifteen thousand reais), with the issuance of 103,614,395 (one hundred and three million, six hundred and fourteen thousand, three hundred and ninety-five) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder WF1 Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in PCH Holding 2, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 6,514,690.00 (six million, five hundred and fourteen thousand, six hundred and ninety reais), represented by 5,482,806 (five million, four hundred and eighty-two thousand, eight hundred and six) nominative common shares without nominal value, will be updated in the total amount of R$ 129,629,690.00 (one hundred and twenty-nine million, six hundred and twenty-nine thousand, six hundred and ninety reais), represented by 109,097,201 (one hundred and nine million, ninety-seven thousand, two hundred and one) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of PCH Holding 2 shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is one hundred and twenty-nine million, six hundred and twenty-nine thousand, six hundred and ninety reais (R$ 129,629,690.00), represented by 109,097,201 (one hundred and nine million, ninety-seven thousand, two hundred and) nominative common shares without nominal value”;

(b.xvii) the capital increase of Eólica Holding by R$ 617,000.00 (six hundred and seventeen thousand reais), with the issuance of 1,226,811 (one million, two hundred and twenty-six thousand, eight hundred and eleven) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder PCH Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in Eólica Holding, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended, in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 37,416,043.77 (thirty seven million, four hundred and sixteen thousand and forty-three reais and seventy-seven cents), represented by 74,396,163 (seventy-four million, three hundred and ninety-six thousand, one hundred and sixty three) nominative common shares without nominal value, will be updated in the total amount of R$ 38,033,043.77 (thirty-eight million, thirty-three thousand and forty-three reais and seventy seven cents), represented by 75,622,974 (seventy-five million, six hundred and twenty-two thousand, nine hundred and seventy-four) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Eólica Holding shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is thirty-eight million, thirty-three thousand and forty-three reais and seventy-seven cents (R$ 38,033,043.77), represented by 75,622,974 (seventy-five million, six hundred and twenty-two thousand, nine hundred and seventy-four) nominative common shares without nominal value”;

(b.xviii) the capital increase of Desa Eólicas by R$ 5,200,200.00 (five million, two hundred thousand and two hundred reais), with the issuance of 3,710,848 (three million, seven hundred, ten thousand, eight hundred and forty-eight) new nominative common shares without nominal value, to be paid up by Dobrevê Energia, with the resignation by the shareholder WF1 Holding for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in DESA Eólicas, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 299,696,954.15 (two hundred, ninety-nine million, six hundred, ninety-six thousand, nine hundred, fifty-four reais and fifteen cents), represented by 213,862,924 (two hundred, thirteen million, eight hundred, sixty-two thousand, nine hundred and twenty-four) nominative common shares without nominal value, will be updated in the total amount of R$ 304,897,154.15 (three hundred, four million, eight hundred, ninety-seven thousand, one hundred, fifty-four reais and fifteen cents), represented by 217,573,772 (two hundred, seventeen million, five hundred, seventy-three thousand, seven hundred and seventy-two) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of DESA Eólicas shall be in force with the following wording: ‘Article 5th - The subscribed and paid-up corporate capital is three hundred four million, eight hundred, ninety-seven thousand, one hundred fifty-four reais and fifteen cents (R$ 304,897,154.15), represented by 217,573,772 (two hundred, seventeen million, five hundred, seventy-three thousand, seven hundred and seventy-two) nominative common shares without nominal value”;

(b.xix) the capital increase of Dobrevê Energia by R$ 1,157,000.00 (one million, one hundred fifty-seven thousand reais), with the issuance of 18,663,503 (eighteen million, six hundred sixty-three thousand, five hundred three) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, using credits related to Advances for Future Capital Increase (AFAC), already registered in Dobrevê Energia, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 747,359,344.33 (seven hundred forty-seven million, three hundred fifty-nine thousand, three hundred forty-four reais and thirty-three cents), represented by 12,055,612,276 (twelve billion fifty-five million six hundred twelve thousand two hundred seventy-six) nominative common shares without nominal value, will be updated in the total amount of R$ 748,516,344.33 (seven hundred forty-eight million, five hundred sixteen thousand, three hundred forty-four reais and thirty-three cents), represented by 12,074,275,779 (twelve billion, seventy-four million, two hundred seventy-five thousand, seven hundred seventy-nine) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of Dobrevê Energia shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is seven hundred forty-eight million, five hundred sixteen thousand, three hundred forty-four reais and thirty-three cents (R$ 748,516,344.33), represented by 12,074,275,779 (twelve billion, seventy four million, two hundred seventy-five thousand, seven hundred seventy-nine) nominative common shares without nominal value.”;

(b.xx) the capital increase of CPFL Transmissão Maracanaú by R$ 25,716,983.95 (twenty five million, seven hundred sixteen thousand, nine hundred eighty three reais and ninety five cents), with the issuance of 25,716,984 (twenty-five million, seven hundred sixteen thousand, nine hundred eighty-four) new nominative common shares without nominal value, to be paid up by CPFL Geração, using credits related to Advances for Future Capital Increase (AFAC), already registered in CPFL Transmissão Maracanaú, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 3,872,000.00 (three million, eight hundred seventy two thousand reais), represented by 3,872,000 (three million, eight hundred seventy two thousand) nominative common shares without nominal value, will be updated in the total amount of R$ 29,588,983.95 (twenty nine million, five hundred eighty-eight thousand, nine hundred eighty-three reais and ninety-five cents), represented by 29,588,984 (twenty-nine million, five hundred eighty-eight thousand, nine hundred eighty-four) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of CPFL Transmissão Maracanaú shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is twenty-nine million, five hundred eighty-eight thousand, nine hundred eighty-three reais and ninety-five cents (R$ 29,588,983.95), represented by 29,588,984 (twenty-nine million five hundred eighty-eight thousand nine hundred eighty-four) nominative common shares without nominal value”;

(b.xxi) the capital increase of CPFL Transmissão Sul I by R$ 13,445,836.30 (thirteen million, four hundred forty-five thousand, eight hundred thirty-six reais and thirty cents), with the issuance of 13,445,836 (thirteen million, four hundred forty-five thousand eight hundred thirty-six) new nominative common shares without nominal value, to be paid up by CPFL Geração, using credits related to Advances for Future Capital Increase (AFAC), already registered in CPFL Transmissão Sul I, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, the its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 10,000.00 (ten thousand reais), represented by 10,000 (ten thousand) nominative common shares without nominal value, will be updated in the total amount of R$ 13,455,836.30 (thirteen million, four hundred fifty-five thousand, eight hundred thirty-six reais and thirty cents), represented by 13,455,836 (thirteen million four hundred fifty-five thousand eight hundred thirty-six) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of CPFL Transmissão Sul I shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is thirteen million four hundred fifty-five thousand eight hundred thirty-six reais and thirty cents (R$ 13,455,836.30), represented by 13,455,836 (thirteen million, four hundred fifty-five thousand, eight hundred thirty-six) nominative common shares without nominal value”;

(b.xxii) the capital increase of CPFL Transmissão Sul II by R$ 25,645,830.70 (twenty-five million, six hundred forty-five thousand, eight hundred thirty reais and seventy cents), with the issuance of 25,645,831 (twenty-five million, six hundred forty-five thousand, eight hundred thirty-one) new nominative common shares without nominal value, to be paid up by CPFL Geração, using credits related to Advances for Future Capital Increase (AFAC), already registered in CPFL Transmissão Sul II, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 10,000.00 (ten thousand reais), represented by 10,000 (ten thousand) nominative common shares without nominal value, will be updated in the total amount of R$ 25,655,830.70 (twenty-five million, six hundred fifty-five thousand, eight hundred thirty reais and seventy cents), represented by 25,655,831 (twenty-five million six hundred fifty-five thousand eight hundred thirty-one) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of CPFL Transmissão Sul II shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is twenty-five million, six hundred fifty-five thousand, eight hundred thirty reais and seventy cents (R$ 25,655,830.70), represented by 25,655,831 (twenty-five million, six hundred fifty-five thousand, eight hundred thirty-one) nominative common shares without nominal value”;

(b.xxiii) the capital increase of SPE Turbina 17 by R$ 26,878,100.00 (twenty-six million, eight hundred, seventy-eight thousand and one hundred reais), with the issuance of 107,620,535 (one hundred, seven million, six hundred, twenty thousand, five hundred and thirty-five) new nominative common shares without nominal value, to be paid up by CPFL Renováveis, with the resignation by the shareholder PCH Holding 2 for its preference right for issuance of new ordinary shares due to the capital increase, using credits related to Advances for Future Capital Increase (AFAC), already registered in SPE Turbina 17, conditioned to the approval by the Board of Directors of CPFL Energia. Therefore, its Bylaws shall be amended in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 25,025,100.00 (twenty-five million, twenty-five thousand and one hundred reais), represented by 100,201,080 (one hundred million, two hundred, one thousand and eighty) nominative common shares without nominal value, will be updated in the total amount of R$ 51,903,200.00 (fifty-one million, nine hundred, three thousand and two hundred reais), represented by 207,821,615 (two hundred, seven million, eight hundred, twenty-one thousand, six hundred and fifteen) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of SPE Turbina 17 shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is fifty-one million, nine hundred, three thousand and two hundred reais (R$ 51,903,200.00), represented by 207,821,615 (two hundred, seven million, eight hundred, twenty-one thousand, six hundred and fifteen) nominative common shares without nominal value”.

(b.xxiv) the capital increase of CPFL Eficiência by R$ 14,160,414.00 (fourteen million, one hundred sixty thousand, four hundred fourteen reais), with the issuance of 14,160,414 (fourteen million, one hundred sixty thousand, four hundred fourteen) new nominative common shares without nominal value, to be paid up by CPFL Energia, using credits related to Advances for Future Capital Increase (AFAC), already registered in CPFL Eficiência, conditioned to the approval by the Board of Directors of CPFL Energia. The amend to the Bylaws of CPFL Eficiência, in order to reflect the increase of corporate capital proposed abovementioned, so that, the corporate capital of R$ 76,073,124.94 (seventy-six million, seventy-three thousand, one hundred twenty four reais and ninety-four cents), represented by 76,073,124 (seventy-six million, seventy-three thousand, one hundred twenty-four) nominative common shares without nominal value, will be updated in the total amount of R$ 90,233,538.94 (ninety million, two hundred thirty-three thousand, five hundred thirty-eight reais and ninety-four cents), represented by 90,233,538 (ninety million, two hundred thirty-three thousand, five hundred thirty-eight) nominative common shares without nominal value. Thus, the Article 5th of the Bylaws of CPFL Eficiência shall be in force with the following wording: “Article 5th - The subscribed and paid-up corporate capital is ninety million, two hundred thirty-three thousand, five hundred thirty-eight reais and ninety-four cents (R$ 90,233,538.94), represented by 90,233,538 (ninety million, two hundred thirty-three thousand, five hundred thirty-eight) nominative common shares without nominal value.”

(vi) To recommend, in terms of Resolution N. 2019377-C, the favorable vote in the deliberative bodies of the Ludesa Energética S.A. (“Ludesa”), pursuant to Chapter VII of the CPFL Energia Group Governance Guidelines for approval of the financial statements and approval of declaration of dividends up to R$ 16,100,000.00 (sixteen million and one hundred thousand reais) for the period from August to December 2019 and R$ 19,560,000,00 (nineteen million, five hundred and sixty thousand reais) for the first half of 2020, which will be distributed, proportionally, to the shareholders Dobrevê Energia S.A. and Ludesa Holding Ltda., paid in accordance with the Company's cash availability. To ensure the assumptions that the approval of the financial statements maintains the premises of approval provided by law at the subsidiary's governance level, and, that the dividends:

(a) shall be declared and distributed in accordance with the law;

(b) the payment shall comply with legal and statutory provisions and must be made without prejudice to the maintenance of minimum cash of R$ 1,000,000.00 (one million reais) value to guarantee the company's operation; and

(c) all the necessary third party authorizations shall be previously obtained.

(vii) To recommend, in terms of Resolution N. 2019364-C, the favorable vote to its representatives in the competent deliberative bodies of CPFL Renováveis and its subsidiaries, the choice of Independent Auditors to provide audit services related to the fiscal year of 2020.

(viii) To recommend, in terms of Resolution N. 2019379-C, the favorable vote to its representatives on the deliberative bodies of its subsidiaries, of the following measures:

(a) to change the headquarters of CPFL Brasil Varejista, CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), CPFL Eficiência, CPFL GD, CPFL Telecom S.A. (“CPFL Telecom”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”), CPFL Transmissão Sul I and CPFL Transmissão Sul II S.A. to Rua Jorge de Figueiredo Côrrea, 1632, Parte, Jardim Professora Tarcília, CEP 13087-397, in the city of Campinas, State of São Paulo, as well as the resulting Amendment to the Bylaws in order to change Article 3rd, which shall become effective with the following wording: Article 3rd – The Company has its headquarters and jurisdiction in the city of Campinas, State of São Paulo, at Rua Jorge de Figueiredo Côrrea, 1632, Part, Jardim Professora Tarcília, Zip Code 13087-397, and the Company may or open or close branches throughout the national or foreign territory, by decision of the Board of Executive Officer;

(b) to change the corporate purpose of CPFL Comercialização Cone Sul, in order to include the activity of “to hold interest in the capital stock of other companies, consortia or other forms of association”, as well as the resulting Amendment to the Bylaws in order to change Article 2nd, which shall become effective with the following wording: Article 2nd - The Company's corporate purpose is: a) the sale of electricity, including the purchase, importation, exportation and sale of electricity; and b) participation in the capital stock of other companies, in consortia or other forms of association;

(c) to change the corporate purpose of CPFL GD, in order to include the activity of “the commercialization of products and services related to the electric energy industry, including, but not limited to, electronic products”, as well as the resulting Amendment to the Bylaws in order to change Article 2nd, which shall become effective with the following wording: Article 2nd - The Company has as its corporate purpose: a) the rendering of its own or outsourced engineering services, project preparation; implantation; operation and maintenance of infrastructure for commercial and industrial facilities; general consultancy in the energy market; b) leasing and sale of assets necessary for the implementation and modernization of electric power generation plants; c) the study, development, realization and exploration of research and development projects and programs related to energy in their different forms, directly or in partnership with public or private entities; d) commercialization of products and services related to the electric energy industry, including, but not limited to, electronic products; and e) participation in the capital stock of other companies, consortia or other forms of association;

(d) the conversion of the corporate type of the companies CPFL Brasil Varejista, CPFL Comercialização Cone Sul, CPFL Eficiência Energética, CPFL GD, CPFL Telecom, CPFL Transmissão Morro Agudo, CPFL Transmissão Piracicaba, CPFL Maracanaú, CPFL Sul I and CPFL Sul II from Corporation to Limited Liability Company;

(d.i) the consequential amendment to the corporate name of the respective companies as follows: CPFL Brasil Varejista S.A. to CPFL Brasil Varejista de Energia Ltda; CPFL Comercialização Cone Sul S.A. to CPFL Comercialização de Energia Cone Sul Ltda.; CPFL Eficiência Energética S.A. to CPFL Eficiência Energética Ltda.; CPFL GD S.A. to CPFL Geração Distribuída de Energia Ltda. (with the coined name of CPFL GD); CPFL TELECOM S.A. to CPFL Telecomunicações Ltda. (with the coined name of CPFL TELECOM); CPFL Transmissão Morro Agudo S.A. to CPFL Transmissão de Energia Morro Agudo Ltda.; and CPFL Transmissão Piracicaba S.A. to CPFL Transmissão de Energia Piracicaba Ltda.; CPFL Transmissão Maracanaú S.A. to CPFL Transmissão de Energia Maracanaú Ltda.; CPFL Transmissão Sul I S.A. to CPFL Transmissão de Energua Sul I Ltda.; CPFL Transmissão Sul II S.A. to CPFL Transmissão de Energua Sul II Ltda., all in accordance with Normative Ruling DREI nº 15/2013;

(d.ii) the adequacy of the respective value of the Capital Stock with the conversion of the currently number of shares in quotas with nominal value of R$ 1.00 (one real) each, as well as the maintenance of the interest proportion;

(d.iii) the approval of the indication of CPFL Energia’s Chief Executive Officer for the reelection of the members of the Board of Executive Officers of the subsidiary companies;

(d.iii.a) for the companies CPFL Brasil Varejista and CPFL Comercialização Cone Sul, the Board of Executive Officers will be formed by Ricardo Motoyama de Almeida as the Superintendent Executive Officer and Yuehui Pan as the Financial Executive Officer, remaining vacant the other positions of the Board of Executive Officer.;

(d.iii.b) for the companies CPFL Eficiência Energética, CPFL GD, CPFL Telecom, CPFL Transmissão Morro Agudo, CPFL Transmissão Piracicaba, CPFL Maracanaú, CPFL Sul I and CPFL Sul II, the Board of Executive Officers will be formed by Karin Regina Luchesi as the Superintendent Executive Officer, Yuehui Pan as the Financial Executive Officer and Gustavo Pinto Gachineiro as the Administrative Executive Officer, remaining vacant, as applicable, the other positions of the Board of Executive Officer;

(d.vi) to approve the respective “Articles of Association”;

(e) To authorize that the Board of Executive Officers members to take all measures and promote all necessary acts for the execution of the documents and operations above deliberated;

(f) The registration of the corporate documents will be carried out as soon as all necessary and required documents by the competent bodies are available.

(ix) To recommend, in terms of Resolution N. 2019365-C, the favorable vote to its representatives in the deliberative bodies of the controlled companies below mentioned to approve:

(a) Declaration Interest on Equity (“JCP”), in the amounts and to the controlled companies described below, to be allocated to mandatory minimum dividends for the fiscal year of 2019, with the corresponding accounting records on December 31st, 2019, as follows:

(a.i) For CPFL Paulista, the total amount of up to R$ 136,386,248.91 (one hundred and thirty six million, three hundred and eighty six thousand, two hundred and forty eight reais and ninety one cents);

(a.ii) For CPFL Geração, the total amount of up to R$ 63,455,169.32 (sixty three million, four hundred and fifty five thousand, one hundred and sixty nine reais and thirty two cents);

(a.iii) For CPFL Piratininga, the total amount of up to R$ 41,475,094.67 (forty one million, four hundred and seventy five thousand, ninety four reais and sixty seven cents);

(a.iv) For CPFL Santa Cruz, the total amount of up to R$ 24,197,981.25 (twenty four million, one hundred and ninety seven thousand, nine hundred and eighty one reais and twenty five cents);

(a.v) For CPFL Brasil, the total amount of up to R$ 1,411,493.20  (one million, four hundred and eleven thousand, four hundred and ninety-three reais and twenty cents);

(a.vi) For CPFL Atende Centro de Contratos e Atendimentos Ltda. (“CPFL Atende”), the total amount of up to R$ 402,953.78 (four hundred and two thousand, nine hundred and fifty-three reais and seventy-eight cents).

For all companies, the payments will occur on a date to be defined by the respective its Board of Executive Officers, according to the available cash of each company until the end of corporate year of 2020.

(x) To recommend, in terms of Resolution N. 2019380-B, the favorable vote to its representatives on the deliberative bodies of CPFL Comercialização Brasil S.A. (“CPFL Brasil) to execute an agreement for sale of conventional energy.

(xi) To recommend, in terms of Resolution N. 2019381-B, the favorable vote to its representatives in the deliberative bodies of CPFL Brasil to present a firm offer of incentivized energy (I50) of the CPFL Renováveis Subsidiaries.

(xii) To recommend, in terms of Resolution N. 2019382-E, the favorable vote to its representatives in the deliberative bodies of its subsidiaries Chimay Empreendimentos e Participações Ltda., Mohini Empreendimentos e Participações Ltda. and Jayaditya Empreendimentos e Participações Ltda., for the execution of energy sales contracts, in the total of up to 1,184,001.6 MWh (one million, one hundred and eighty-four thousand, one point six megawatt hour)  (67.58 MWa), alternatively for:

(a) CPFL Comercialização Brasil S.A. (“CPFL Brasil”), with the condition of selling up to 1,184,001.6 MWh (one million, one hundred and eighty-four thousand, one point six megawatt hour)  (67.58 MWa), provided that it is not below the average minimum price defined by CPFL Renováveis, subject to the firm offer by CPFL Brasil that will end on December 27th, 2019; or to

(b) the free market, if there is no firm offer by CPFL Brasil within the term established above, with the condition of sale of up to 1,184,001.6 MWh (one million, one hundred and eighty-four thousand, one point six megawatt hour) (67.58 MWa), provided that it is not below the minimum average price defined by CPFL Renováveis.

(xiii) To recommend, in terms of Resolution N. 2019383-PL, the pre-approval for Paulista Lajeado Energia S.A. ("Paulista Lajeado") to execute an Amendment to the current Concession Agreement no.05 / 97-ANEEL, in order to exclude assets from Lajeado HPP associated transmission system, namely the Lajeado 500/230kV Substation and Lajeado-Miracema 500kV Transmission Line, according to the applicable regulation.

(xiv) To approve, in terms of Resolution N. 2019386-C, the Annual Audit Plan of 2020; and to take cognizance of the Follow-Up of Internal Audit Annual Plan of 2019.

(xv) To approve, in terms of Resolution N. 2019343-C, the new document about the Management System document named "Normative Zero", which establishes the criteria for the preparation and control of documents and records of the Management System used in the CPFL Group, which will be filed in Company’ headquarter

(xvi) To approve, in terms of Resolution N. 2019387-C:

(a) the new Position Limits, for the Consolidated Position of all trading companies of CPFL Energia Group.

Possible extrapolation of Position Limits, referred on item (a) above, will be reported to the Board of Directors.

The following items were presented: (a) Monitoring of the Succession Plan; (b) Energy Auto-Production Business Model; (c) New Business Model: Monitoring energy; (d) Value relocation for STC (wire cut) services for CPFL Paulista; (e) WWP Energy sale - Gameleira anticipation; (f) BoD Self-Evaluation Questionnaire; (g) Monthly Results (November/2019); (h) Monthly Health and Safety Report; (i) Business Development Follow Up; (j) Status of the in-house project of Suzlon wind plants; and (k) Pipeline.

6. CLOSURE: With no business to be further discussed, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal implications, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December 18th, 2019.

Bo Wen

(Chairman)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.